One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

June 21, 2021

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:      Ken Ellington, Division of Investment Management

Re:       Virtus Funds Shareholder Reports

Dear Mr. Ellington:

Thank you for the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) conveyed by you by telephone on May 20, 2021, regarding the shareholder reports on Form N-CSR for Virtus Asset Trust (File Nos. 333-08045 and 811-07705), Virtus Alternative Solutions Trust (File Nos. 333-191940 and 811-22906), Virtus Equity Trust (File Nos.  002-16590 and 811-00945), Virtus Opportunities Trust (File Nos. 033-65137 and 811-07455), Virtus Variable Insurance Trust (File Nos. 033-05033 and 811-04642), Virtus Global Multi-Sector Income Fund (File Nos. 333-176761 and 811-22608), Virtus Total Return Fund Inc. (File Nos. 333-169516 and 811-05620), Virtus Total Return Fund Inc. (File Nos. 333-142943 and 811-04739), Duff & Phelps Select Energy MLP Fund Inc. (File Nos. 333-195214 and 811-22958), ETFis Series Trust I (File Nos. 333-187668 and 811-22819) and Virtus ETF Trust II (File Nos. 333-20660 and 811-23078) (such entities with their series, if any, collectively, “Registrants” or “Funds”), covering their respective years ended September 30, 2018, through December 31, 2020. Below, we describe the changes to be made to future shareholder reports and/or the Registrants’ registration statements in response to the Staff’s comments and provide any responses to such comments, as requested.

Comment 1.        Virtus FORT Trend Fund had significant exposure to derivatives during the last fiscal year. However, the management discussion of fund performance (“MDFP”) does not discuss the effect of derivatives on the performance of the Fund. If the performance was materially affected by the derivative exposure, there should be a discussion of the impact in the MDFP. Please explain why no discussion of the impact of derivatives was included in the MDFP.

Response 1. Virtus FORT Trend Fund underwent a strategy and subadviser change one month prior to the end of the six-month period reported in its most recent annual report. Therefore, the assets shown as of the end of the period were held for less than one month and did not materially impact the Fund’s performance. The MDFP statement regarding the Fund’s performance as compared with applicable indices for the last month of the period was therefore believed to be sufficient for that aspect of the Fund’s performance.

Comment 2.        For any Funds that invest in leveraged loans that include a footnote that says, “rate shown may reflect a weighted average interest rate,” in future financial statements please include additional information about the various rates rather than providing only the weighted average rate. For additional guidance refer to the AICPA expert panel meeting minutes dated February 20, 2018.

Response 2. We plan to add the requested information in future financial statements, although we note that at times the number of tranches may make the information voluminous and we may determine that its presentation is not useful to investors.

Comment 3.        Virtus Vontobel Greater European Opportunities Fund disclosed material tax reclaims receivable as of the most recent fiscal year end. Please explain which country or countries (with basis points) these receivables relate to, and how the Fund monitors the collectability of those receivables.

Response 3. Please see the table below for the country-specific balances as of the Fund’s most recent fiscal year end.

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Country (as of 9/30/2020)	Reclaim Balance ($ in thousands)	Basis Points
Denmark	$6	12.5
Ireland	3	7.0
Belgium	4	8.6
Germany	1	3.2
Switzerland	11	25.2
	$25	56.5

The Funds’ administrator (Virtus Fund Services, LLC, or “VFS”) has procedures in place to ensure that all reclaim amounts are collectible. Such procedures initially require that VFS complete all individual market documents required, based on direction from the custodian, to ensure that the relevant market rules are being complied with for collection of the reclaims as agreed to by the countries under the applicable double tax treaty. Subsequently, VFS ensures that all withholding/reclaim amounts are properly recorded on the applicable Fund’s custodial and accounting records. Finally, through monthly/quarterly reconciliations between the custodian and the accounting agent, VFS in conjunction with custody and accounting representatives verifies that any differences between receivables and actual payments are researched and appropriate action is taken. As part of an aged reclaim review process, the accounting agent creates an aged reclaim report quarterly. VFS reviews the time the reclaims have remained open for reasonableness based on that country’s refund practices. VFS also attends ICI tax meetings which provide an update on ICI’s efforts to influence countries to comply with their respective double tax treaties and negotiate alternatives for any onerous paperwork requirements. Based on such conversations and experiences other ICI members share on the collectability of the reclaims, VFS directs the Funds to write off any amounts that are not likely to be received.

Comment 4.        For Virtus ETF Trust II, please disclose the fixed transaction fees that are currently imposed on each creation and redemption transaction in Note 4, Creation and Redemption Transactions, in the Notes to Financial Statements.

Response 4. We will add this disclosure to future financial statements for Virtus ETF Trust II.

Comment 5.        For any Fund with unfunded commitments, in future filings please add a Commitments and Contingencies line item to the Statement of Assets & Liabilities with a parenthetical reference to the note that discloses unfunded commitments. See Article 6-04 (15) of Regulation S-X.

Response 5. We will add the requested disclosure to future filings as applicable.

Comment 6.        For any Fund with open securities lending transactions, please disclose the remaining contractual maturity of the securities lending transactions. See ASU 2014-11.

Response 6. We will add the requested disclosure to future filings as applicable.

Comment 7.        Virtus Duff & Phelps Real Asset Fund appears to be a fund of funds. Please include a general description of the fund structure in the Notes to Financial Statements. See ASC 946-235-50-5. (This comment was issued during a previous review and the Registrant agreed to add the disclosure to future reports, but it isn’t in here.)

Response 7. The Registrant regrets the omission. We will add the requested disclosure to future filings as applicable.

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Comment 8.        Certain Funds have a significant percentage of their net assets in a particular sector at year end (Virtus Silvant Large-Cap Growth Stock Fund (35% in Information Technology); Virtus Zevenbergen Innovative Growth Stock Fund (42% in Information Technology); Virtus KAR Capital Growth Series (36% in Information Technology); Virtus KAR Small Cap Value Fund (37% in Industrials); Virtus SGA Emerging Markets Growth Fund (35% in Consumer Discretionary); Virtus KAR Small Cap Value Series (37% in Industrials)). However, the most recent prospectus for each does not appear to have risk disclosure specific to the relevant sector. Sector risk should be included in the prospectus if a Fund has a significant amount of its net assets invested in a single sector. If the Fund consistently focuses in a particular sector, for example over a period of 3 or more years, please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed in the summary prospectus.

Response 8. For future prospectus filings, we will review the disclosure with respect to each Fund against the portfolio holdings over the prior three years to determine whether the risks associated with a particular sector should be listed. We note, however, that because these Funds’ investment strategies are not specifically designed to be invested in any particular sector and such sectors are expected to change over time we may determine that our “Sector Focused Investing Risk” is more appropriate in some circumstances.

Comment 9.        Newfleet Senior Floating Rate Fund and Seix Floating Rate High Income Fund each have significant investments in floating rate loans. Please confirm whether any of these loans are covenant-lite loans, the extent of the covenant-lite loans, and if the risks are appropriately disclosed. If a Fund holds a significant amount of covenant-lite loans, please revise your principal strategy disclosure to include the risks of covenant-lite loans.

Response 9. We confirm that each of these Funds holds covenant-lite loans, as it is our understanding that such loans constitute a strong majority of the current loan market. We will add the requested strategy and risk disclosure to the referenced Funds’ prospectuses as requested.

Comment 10.     Newfleet Low Duration Core Plus Bond Fund has a policy not to concentrate in any industry, but it had more than 25% of its assets in non-agency residential mortgage-backed securities (“RMBS”) as of 3/31/21. Please represent to the Staff that the Fund has not bought any investments in non-agency RMBS as of the date that more than 25% of the Fund’s assets were in this industry.

Response 10. We note that the Fund’s semi-annual report listing of non-agency mortgage-backed securities combines both residential and commercial mortgage-backed securities. As stated in the Fund’s Statement of Additional Information (“SAI”), “the Fund[ ] will consider the assets underlying privately-issued, mortgage-related securities, and other asset-backed securities, when determining the industry of such securities for purposes of the Fund[’s] industry concentration restrictions set forth in the ‘Investment Restrictions’ section of this SAI, and as a result such securities may not be deemed by the Fund[ ] to represent the same industry or group of industries.” Even within RMBS, we believe there are important differences. For example, Single Family Rental (“SFR”) deals provide real estate services. The companies backing the deals own and operate single-family rental homes, as well as offer acquisition underwriting and execution, upfront capital investment and renovation, ongoing leasing, renovating and maintenance operations, and disposition services. The industry for SFR securities would be real-estate services and many of these borrowers issue debt in the corporate bond market.  This is very different from many other residential mortgage securities that are generally comprised of mortgages on the homes from underlying individual borrowers. Based upon an analysis of the underlying industries as described in the Fund’s SAI, as of 3/31/21, the RMBS listed in the Fund’s semi-annual report were considered by the Fund’s subadviser to be in the following industries and percentages of the Fund’s assets, none of which exceeds 25%:

% of Fund	Industry
13.88%	Non-QM: Non-Bank lenders due to certain borrower and/or loan characteristics; example: Self-Employed
4.68%	Single Family Rental
2.56%	Seasoned Performing
2.56%	Re-Performing Loans
2.40%	2.0 & 2.0 ARM’s: Prime, typically larger balance loans, fully documented; impeccable underwriting on pristine credits
1.59%	Non-Performing Loans
0.29%	“Prime, ALT A, RESB/C” paper: Legacy Whole loan 30Yr, 15Yr, and ARM

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Comment 11.     In future closed-end Fund annual reports, please revise the principal strategies and principal risk disclosure for each such Fund to reflect all of the principal strategies and risks of the Fund rather than a summary of the principal strategies and risks of the Fund. See Rule 8b-16(b)(2)&(3).

Response 11. We will revise the disclosure as requested in future annual reports for the closed-end Funds.

Comment 12.     It appears that some of the loans held by Virtus Global Multi-Sector Income Fund and Virtus Total Return Fund Inc. pay interest based on LIBOR. Please consider whether the expected discontinuation of LIBOR is a principal risk for these Funds. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including how the transition to any successor rate could affect the liquidity and value of the Fund’s investments that reference LIBOR. See SEC Staff statement on LIBOR transition dated July 12, 2019.

Response 12. We have reviewed this question periodically since the discontinuation of LIBOR was announced. After consulting with the Funds’ portfolio management teams, we continue to believe that the expected discontinuation of LIBOR is not a principal risk of the Funds because we do not believe that the risk is “reasonably likely to affect adversely [any such] Fund’s net asset value, yield, and total return” (Form N-1A, emphasis added). On the contrary, we believe that the risks associated with discontinuation of LIBOR are very unlikely to come to fruition due to the long lead time before the discontinuation and the efforts that have already taken place with regard to replacement of LIBOR. We have internal working groups assembled to ensure that the transition is as smooth as practicable, and we note that as we continue to monitor the situation we will of course update the disclosure if our belief changes.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Amy Hackett
Ben Lowe
Niki Thaker

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